FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Conducts Multi-Client Airborne Gravity and

Magnetic Survey Offshore Mexico

CGG to deploy two aircraft to acquire ~200,000 line km of data

Paris, France – 22 February 2016

CGG has announced that it will commence a multi-client airborne gravity and magnetic survey offshore Mexico. The Comisión Nacional de Hidrocarburos (CNH) has authorized the program, which will include the acquisition of approximately 200,000 line kilometers over six areas across the Mexican Gulf of Mexico.

Data acquisition will commence in March 2016 and is anticipated to take twelve months utilizing specialized geophysical survey aircraft. The project has received significant prefunding from the oil industry.

CGG believes that the Mexican Gulf of Mexico has significant new petroleum potential, both in the shallow and deepwater areas and that CGG’s ability to image complex geological environments will help unlock that potential. The survey will provide coverage over the most prospective areas from the prolific Perdido fold belt with AOI 1, to the more mature near-shore heavy oil belt with AOI 6. The data will help explorers map crystalline basement and magnetic and density anomalies within the sedimentary section. The airborne survey will also collect continuous data through the “transition zone” from the marine environment to onshore.

A comprehensive interpretation, combining this new data set with available geologic and geophysical data, will also be undertaken by CGG’s in-house interpretation team. Deliverables will include a full geophysical interpretation report, including definition of basement lithology and structure, mapping of sediment fairways and depositional-centers and any intrusives or salt which may be present in the sedimentary section. The final results will be presented in ArcGIS® format for assimilation into the clients’ own seismic, geological and well control databases. These survey deliverables will provide important insights to exploration and de-risking of prospective areas by oil companies.

Jean-Georges Malcor, CEO, CGG, said: “This airborne gravity and magnetic survey offshore Mexico will be a significant addition to our existing gravity & magnetic database in the Gulf of Mexico where we have over 1,000,000 line kilometers of multi-client data. Combined with our other seismic, geologic and satellite multi-client data in Mexico, this new airborne survey will provide a unique geoscience-rich library to support the successful exploration and economic development of this high-potential area for many years to come.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com Multi-Physics Jeff Rowe Tel: + 1 613 520 7713 E-mail: jeff.rowe@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 22nd, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO